Laura A. Berezin +1 650 843 5128 lberezin@cooley.com	By EDGAR and courier

* FOIA Confidential Treatment Request*

Confidential Treatment Requested by Ovid Therapeutics, Inc.

in connection with Registration Statement on Form S-1 (File No. 333-217245)

April 17, 2017

Suzanne Hayes

Mary Beth Breslin

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ovid Therapeutics Inc.

    Registration Statement on Form S-1

    Filed April 10, 2017

    File No. 333-217245

Dear Ms. Hayes and Ms. Breslin:

On behalf of Ovid Therapeutics Inc. (“Ovid” or the “Company”), we are submitting this supplemental letter in further response to comment 9 received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 5, 2017 (the “Comment Letter”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 originally submitted to the Commission on February 3, 2017, resubmitted to the Commission on March 20, 2017, and subsequently filed with the Commission on April 10, 2017 (the “Registration Statement”).

Due to the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

April 17, 2017

Page Two

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates Stock-Based Compensation, page 65

9.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Preliminary Price Range

The Company respectfully advises the Staff that the Company currently expects a price range of $[***] to $[***] per share (the “Preliminary Price Range”) for its initial public offering (“IPO”), which Price Range reflects a [***]-for-[***] reverse stock split of the Company’s capital stock that will be effected prior to the effectiveness of the Registration Statement. This Preliminary Price Range implies a pre-money valuation for the Company of $[***] million to $[***] million. The share and per-share numbers in this letter are presented on a post-split basis.

The Preliminary Price Range was based in part upon the Company’s prospects, prospects for the biopharmaceutical industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the biopharmaceutical industry, as well as input received from Citigroup Global Markets Inc. and Cowen and Company LLC, the lead underwriters (the “Representatives”) for the Company’s initial public offering (the “IPO”), including discussions that took place between April 1, 2017 and April 14, 2017 between senior management and the Representatives. The Company notes that, as is typical in IPOs, the Preliminary Price Range for the Company’s IPO was not derived using a formal determination of fair value, but was determined by discussions between the Company and the Representatives based on the assessment of the foregoing factors.

The Company will include a narrower bona fide price range of the common stock in an amendment to the Registration Statement that will precede the commencement of the Company’s road show, which the Company expects to be a two-dollar range within the Preliminary Price Range. However, due to the volatility in the financial markets and the volatilities evident in the market for recent IPO issuers, the bona fide price range may fall outside of the Preliminary Price Range. The parameters of the bona fide price range will be subject to then-current market conditions, continuing discussions with the Representatives and material business developments impacting the Company, but the Company confirms to the Staff that the bona fide price range will comply with Item 501(b)(3) of Regulation S-K and CD&I 134.04.

The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company, being sold in an acquisition transaction or a liquidation of its assets in a dissolution scenario.

Common Stock Valuation Methodologies

The valuations of the Company’s common stock discussed below were prepared in accordance with the American Institute of Certified Public Accountants guidelines in the Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation (the “Practice Guide”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its capital structure and specifically the common stock.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

April 17, 2017

Page Three

The Company considered valuations implied by arm’s length transactions involving the sale of its securities to independent investors, taking into consideration the various rights and preferences of the equity securities transacted. In accordance with the Practice Guide, the Company considered the following methods for allocating the enterprise value across its classes and series of capital stock to determine the fair value of its common stock at each valuation date.

•	Option Pricing Method (OPM). The OPM treats common stock and preferred stock as call options on the enterprise’s value with exercise prices based on the liquidation preference and conversion terms of the preferred stock. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event (for example, a merger or sale).

•	Probability-Weighted Expected Return Method (PWERM). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the Company as well as the economic and control rights of each share class.

In order for the board of directors of the Company (the “Board”) to determine the estimated fair value of the common stock, the PWERM method was utilized in the valuations discussed below. Enterprise values were calculated based on up to four different liquidity event scenarios, including (i) an IPO of the Company’s common stock, (ii) a sale of the Company, (iii) a liquidation upon dissolution, or corporate failure or (iv) staying private. Equity value for each liquidity event scenario was weighted based on a probability of each event’s occurrence. In the IPO scenario, the Company assumed that all outstanding shares of the Company’s convertible preferred stock would be converted into shares of common stock. In the sale of the Company, the Company allocated the value per share by taking into account the liquidation preferences and participation rights of the convertible preferred stock consistent with the method outlined in the Practice Guide.

Over time, as the Company achieved and experienced certain business developments, the probability of each liquidity scenario was reevaluated and adjusted accordingly. The Company believes that the probability weighting of each potential liquidity event scenario used in the PWERM analyses was an appropriate methodology in light of the Company’s stage of development, the status of its research and development efforts and financial position, external market conditions affecting the biopharmaceutical industry, the volatility in the capital markets, especially with respect to IPOs, and the relative likelihood of achieving a liquidity event such as an IPO or sale of the Company in light of prevailing market conditions.

At each grant date, the Board evaluated any recent events and their potential impact on the estimated fair value per share of the common stock. For grants of stock awards made on dates for which there was no contemporaneous independent third-party valuation, the Board determined the fair value of the common stock on the date of grant taking into consideration the immediately preceding valuation report as well as other pertinent information available to it at the time of the grant.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

April 17, 2017

Page Four

Common Stock Valuations and Stock Option Grants

During the past 12 months, the Company has granted stock options as follows:

Date of the Grant	Numbers of Shares Subject to Options Granted		Exercise Price Per Share of Common Stock			Estimated Fair Value Per Share of Common Stock at Grant Date
March 30, 2016	[***	]	$	[***	]	$	[***	]
May 3, 2016	[***	]		[***	]		[***	]
July 11, 2016	[***	]		[***	]		[***	]
August 2, 2016	[***	]		[***	]		[***	]
November 1, 2016	[***	]		[***	]		[***	]
January 19, 2017	[***	]		[***	]		[***	]
February 2, 2017	[***	]		[***	]		[***	]
April 12, 2017	[***	]		[***	]		[***	]

March 2016 Valuation and March 2016 through August 2016 Stock Option Grants

On March 30, 2016, May 3, 2016, July 11, 2016 and August 2, 2016, the Company granted options to purchase a total of [***] shares of common stock at an exercise price of $[***] per share. The Company determined the fair value at the time of the grants was $[***] based on a number of factors, including an independent third-party valuation of its common stock as of March 15, 2016 (the “March 2016 Valuation”).

For the March 2016 Valuation, the Company used the PWERM approach with estimates of the common stock value to its stockholders under each of four possible scenarios, consisting of a 30% probability of an IPO, a 15% probability of a sale of the company, a 25% probability of dissolving the Company and a 30% probability of remaining privately held. The probabilities reflected (i) an IPO occurring within the next six to twelve months to coincide with either the initial new drug (“IND”) application or the start of the Phase 2 clinical trial for OV101 in adults with Angelman syndrome (the “Phase 2 clinical trial”), (ii) a sale of the Company not occurring prior to the completion of the planned Phase 2 clinical trial, (iii) a possibility that the Company may be forced to dissolve if it fails to raise sufficient funds necessary to finance the Phase 2 clinical trial and (iv) a possibility that management would continue to operate the Company as a private entity. At the time of the March 2016 Valuation, the Company anticipated starting the Phase 2 clinical trial in the third quarter of 2016.

In connection with the grants of stock options made between March 30, 2016 and August 2, 2016, the Board concluded that there were no internal or external developments since the time of the March 15, 2016 Valuation that warranted a change in the fair value. As a result, the Board determined the fair market value of the stock as of March 30, 2016, May 3, 2016, July 11, 2016 and August 2, 2016 was $[***] per share.

September 2016 Valuation and November 2016 Stock Option Grants

On November 1, 2016, the Company granted options to purchase a total of [***] shares of common stock at an exercise price of $[***] per share. The Board determined the fair value at the time of the grants was $[***] based on a number of factors, including an independent third-party valuation of its common stock as of September 30, 2016 (the “September 2016 Valuation”).

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

April 17, 2017

Page Five

For the September 2016 Valuation, the Company used the PWERM approach with estimates of the common stock value to its stockholders under each of four possible scenarios, consisting of a 50% probability of an IPO, a 15% probability of a sale of the Company, a 25% probability of dissolving the Company and a 10% probability of remaining privately held. The probabilities reflected (i) an IPO occurring in the next six months to coincide with the start of the Phase 2 clinical trial, (ii) a sale of the Company not occurring prior to the completion of the Phase 2 clinical trial, (iii) a possibility that the Company may be forced to dissolve if it fails to raise sufficient funds necessary to finance the Phase 2 clinical trial and (iv) a possibility that management would continue to operate the Company as a private entity. The increase in the probability for the IPO and the corresponding decrease in probability of staying private reflected the Company’s increased expectations of completing an IPO within the next six months as a strategy to fund its planned clinical operations, despite continuing headwinds in the IPO market. In pursuit of this strategy, the Company started preparatory efforts for an anticipated IPO filing in the first quarter of 2017. At the same time, the Company continued to focus on business development activities geared at in-licensing further pipeline assets. In addition, in September 2016, the Company received orphan drug designation for OV101 for the treatment of patients with Angelman syndrome and a Method of Use patent in the United States for Angelman syndrome.

In connection with the grants of stock options made November 1, 2016, there were no internal or external developments since the time of the September 2016 Valuation that warranted a change in the fair value. As a result, the Board determined the fair market value of the stock as of November 1, 2016 was $[***] per share.

January 2017 Valuation and January and February 2017 Stock Option Grants

On January 19, 2017 and February 2, 2017, the Company granted options to purchase a total of [***] shares of common stock at an exercise price of $[***] per share. The Company determined the fair value at the time of the grants was $[***] based on a number of factors, including an independent third-party valuation of its common stock as of January 6, 2017 (the “January 2017 Valuation”).

For the January 2017 Valuation, the Company used the PWERM approach with estimates of the common stock value to its stockholders under each of four possible scenarios, consisting of a 50% probability of an IPO, a 15% probability of a sale of the Company, a 20% probability of dissolving the Company and a 15% probability of remaining privately held. The probabilities reflected (i) an IPO occurring within the next six months, after the start of the Phase 2 clinical trial, (ii) a sale of the Company not occurring prior to the completion of the planned Phase 2 clinical trial, (iii) a possibility that the Company may be forced to dissolve if it fails to raise sufficient funds necessary to finance the Phase 2 clinical trial and (iv) a possibility that management would continue to operate the Company as a private entity. The probability for the IPO scenario remained at 50% because, although the Company was continuing its preparation for an IPO, the successful completion of an IPO is dependent on many factors, some of which are not in the Company’s control, including uncertainty as to the timing of the completion of the SEC review process, market conditions in general and in particular for IPOs for biopharmaceutical companies, and the extent to which the volume of biopharmaceutical IPOs may impact investor demand for the Company’s IPO. The Company considered these factors and concluded that a change in the probability was not warranted at the time of the January 2017 Valuation. The Company confidentially submitted its draft registration statement on Form S-1 on February 3, 2017. In addition, the January 2017 Valuation reflected that the Company had entered a license and collaboration agreement with Takeda Pharmaceutical Company Limited (“Takeda”) in January 2017 to develop and commercialize Takeda’s investigational new drug, TAK-935, a novel, potent and highly selective CH24H inhibitor, in rare pediatric epilepsies.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

April 17, 2017

Page Six

In connection with the grants of stock options made on January 19, 2017 and February 2, 2017, there were no internal or external developments since the time of the January 2017 Valuation that warranted a change in the fair value. As a result, the Board determined the fair market value of the stock as of January 19, 2017 and February 2, 2017 was $[***] per share.

March 2017 Valuation and April 2017 Stock Option Grants

On April 12, 2017, the Company granted options to purchase a total of [***] shares of common stock at an exercise price of $[***] per share. The Company determined the fair value at the time of the grants was $[***] based on a number of factors, including an independent third-party valuation of its common stock as of March 15, 2017 (the “March 2017 Valuation”).

For the March 2017 Valuation, the Company used the PWERM approach with estimates of the common stock value to its stockholders under each of four possible scenarios, consisting of a 65% probability of an IPO, a 10% probability of a sale of the company, a 15% probability of dissolving the Company and a 10% probability of remaining privately held. The probabilities reflected (i) an IPO occurring in the next six months, (ii) a sale of the Company not occurring prior to the completion of the Phase 2 clinical trial, (iii) a possibility that the Company may be forced to dissolve if it fails to raise sufficient funds necessary to finance the Phase 2 clinical trial and (iv) a possibility that management would continue to operate the Company as a private entity. The increased probability for the IPO scenario and the corresponding decreases in the probability of the remaining scenarios reflected the continued progress the Company had made in preparing for its IPO, including feedback from testing-the-waters meetings that the Company had conducted with qualified institutional buyers and institutional accredited investors active in investment in public biopharmaceutical companies, general improvement in IPO market conditions and for biopharmaceutical companies in particular, and continued discussions with the Representatives. Accordingly, the Company accelerated its timeline to complete an IPO to May 2017, as most recently reflected by the public filing of the Registration Statement on April 10, 2017. However, the percentage possibility for an IPO increased only to 65%. In addition, on February 9, 2017, the Company enrolled its first patient in the Phase 2 clinical trial.

In connection with the grants of stock options made on April 12, 2017, there were no internal or external developments since the time of the March 2017 Valuation that warranted a change in the fair value. As a result, the Board determined the fair market value of the stock as of April 12, 2017 was $[***] per share.

The Company believes that the fair values of the its common stock used in connection with the grant of options since March 15, 2016 is consistent with the Preliminary Price Range. The Company believes that the difference in value reflected between the fair value of its common stock for each grant and the Preliminary Price Range is the result of the key factors noted below, as well as the subsequent increase in the probability applied to the IPO scenario, the reduction in the time horizon to the anticipated IPO exit date and the continued development progress of the Company.

•	The initiation of the Company’s Phase 1 clinical trial to evaluate the pharmacokinetics, safety and tolerability of OV101 in adolescents diagnosed with Angelman syndrome or Fragile X syndrome.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

April 17, 2017

Page Seven

•	The Preliminary Price Range assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company, being sold in a sale transaction or a liquidation of its assets in a dissolution scenario.

•	The Preliminary Price Range represents a future price for the common shares that, if issued in the Company’s IPO, would be immediately freely tradable in a public market, whereas the estimated fair value of the common shares as of the March 2017 Valuation represents an estimate of the fair value of the shares that were then illiquid, might never become liquid, might be for shares that are never publicly traded and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO. Additionally, the Preliminary Price Range reflects that, upon a successful IPO, the Company’s preferred shares will convert into common shares and will no longer have the liquidation preferences and preferential rights attributable to the preferred shares as compared to the common shares prior to the IPO.

•	Updated market conditions used in the determination of the Preliminary Price Range after discussions with the Representatives.

•	Unlike the valuation methodologies used in connection with the Company’s historical equity issuances, the Preliminary Price Range does not take into account the probability of alternative outcomes that could yield lower valuations, such as a sale transaction at differing valuations, that the Company may continue as a private, stand-alone entity or that the Company may be dissolved.

•	The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility, increasing the value of the Company’s common stock compared to that of a private company.

In light of the Preliminary IPO Price Range and the other factors described in this letter, the Company respectfully advises the Staff that it believes that the deemed per share fair values used as the basis for determining stock-based compensation in connection with its stock option grants have been reasonable and appropriate.

*            *             *

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

April 17, 2017

Page Eight

Please contact me at (650) 843-5128 or Jaime L. Chase (202) 728-7096 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Laura A. Berezin

Laura A. Berezin

cc:	Jeremy M. Levin, Ovid Therapeutics Inc.

    Yaron Werber, Ovid Therapeutics Inc.

    Divakar Gupta, Cooley LLP

    Robert Phillips, Cooley LLP

    Jaime L. Chase, Cooley LLP

    Mitchell S. Bloom, Goodwin Procter LLP

    Edwin M. O’Connor, Goodwin Procter LLP

    Seo Salimi, Goodwin Procter LLP

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com